                                                                    EXHIBIT 99.1



                    Olicom Reports First Quarter 2002 Results


COPENHAGEN, DENMARK, APRIL 24, 2002 - Olicom A/S (OTC Bulletin Board: OLCMF) ("Olicom" or "the Company") today announced its financial results for first quarter 2002.

         With effect from the current fiscal year, Olicom has decided to change the Company's accounting policy regarding the valuation of its investments in affiliated companies. Up to now, such investments have been accounted for by the equity method of accounting at the pro rata share of the companies' equity with addition of goodwill and deduction of amortization of goodwill. Going forward, the valuation will be made at the estimated market value. Planned operating losses will thus no longer automatically result in write-down of the valuation, as write-downs solely will be based on specific estimates of the market value of the investments. Increases in valuation may be recognized if independent documentation shows that a permanent increase in value has taken place.

         It has been decided to change Olicom's accounting policy in order to better be able to present a fair view of the Company's assets, financial position and results. The change also facilitates comparison between the Company's financial statements and those of other Danish and international venture capital companies, as it will bring Olicom's accounting policy more in line with generally applied accounting principles for such companies.

         For comparison reasons, the Company's financial statements for 2001 have been adjusted in accordance with the new accounting policy. The adjusted financial statements record Shareholders' equity at year-end 2001 to be 244.3 million Danish Kroner ("DKK"), or US$ 28.8 million, which is DKK 16.3 million, or US$ 1.9 million, more than reported in the financial statements for 2001.

         For the first quarter of 2002, Olicom realized a net loss of DKK 3.9 million, or US$ 455,000. The loss per share was DKK 0.22, or US$ 0.03 per share. All amounts expressed in US dollars are calculated at the March 31, 2002, rate of exchange between the US dollar and the Danish krone.

         As of March 31, 2002, Olicom had cash and restricted cash of DKK 172.0 million, or US$ 20.2 million. Shareholders' equity at March 31, 2002, was DKK
240.2 million, or US$ 28.3 million, corresponding to DKK 13.93 per share or US$
1.64 per share.

         Recognising the very slow development of the demand for software applications, which support companies' advanced use of handheld computers, etc., it was decided in the first quarter to wind up the affiliated company, Transynergy.

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Olicom's decision to wind up Transynergy is adversely affecting the first quarter results with DKK 4.0 million, or US$ 470,000.

         In general, during first quarter 2002, the Company's other affiliated companies performed as expected. Sifira, which develops and sells sophisticated messaging systems to phone companies, has experienced a great interest among potential customers in Denmark and Sweden and expects more, new contracts to be concluded soon.

         Decuma, which sells software for handwriting recognition, entered into an agreement with HP Japan and expects more sales particularly in the Japanese and other Asiatic markets where the use of handwriting recognition instead of keyboards are especially advantageous.

         Olicom expects that the results for 2002 will be negative in the range of DKK 20 million, or US$ 2.5 million, compared to the earlier announced expectation of a negative result in the range of DKK 60 million, or US$ 7.0 million. The changed expectation is solely due to the Company's changed accounting policy. As a precaution, potential gains from exits or increases in the value of affiliated companies have not been included in the expected results.

         "We are convinced that the market conditions of the IT industry will improve considerably, but we are not certain when that will happen", says Boje Rinhart, CEO of Olicom. "We have therefore chosen a prudent policy, particularly focusing on maintaining a sound cash position. As a consequence, we have chosen not to make follow-up investments in affiliated companies which, like Transynergy, have been especially affected by the unfavourable market condition."

ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure. More information about Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at www.olicom.com.

Olicom is a registered trademark.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company's new strategic direction; the Company's need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company's business, the

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businesses of its portfolio companies or technology generally. Further information may be found in Olicom's periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.


Contact Information:

Boje Rinhart, CEO
Olicom A/S
+45 (45) 27 00 00
bri@olicom.com


                                       ###


                  Statements of Income and Balance Sheet follow

                                   OLICOM A/S

                   Condensed Consolidated Statements of Income
                   (In thousands except for amounts per share)

                                                                   THREE MONTHS ENDED MARCH 31,
                                                              2001              2002             2002
                                                          -------------    -------------    -------------
                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                                       DKK                      USD
                                                           (Unaudited)      (Unaudited)      (Unaudited)
VALUATION ADJUSTMENTS, AFFILIATED COMPANIES                      (1,191)          (5,637)   $        (663)
                                                          -------------    -------------    -------------
GROSS PROFIT                                                     (1,191)          (5,637)            (663)
                                                          -------------    -------------    -------------
OPERATING EXPENSES
   General and administrative                                     4,288            4,334              510
   Restructuring charges                                           (199)          (3,981)            (469)
                                                          -------------    -------------    -------------
   Total operating expenses                                       4,089              353               41
                                                          -------------    -------------    -------------
INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                                        (5,280)          (5,990)            (704)

   Interest income and other, net                                 2,241            2,126              250
                                                          -------------    -------------    -------------
INCOME/(LOSS) BEFORE INCOME TAXES                                (3,039)          (3,864)            (454)
   Income taxes                                                    (720)               5                1
                                                          -------------    -------------    -------------
NET INCOME/(LOSS)                                                (2,319)          (3,869)            (455)

EARNINGS/(LOSS) PER SHARE, BASIC                                  (0.13)           (0.22)           (0.03)
                                                          =============    =============    =============
EARNINGS (LOSS) PER SHARE, DILUTED                                (0.13)           (0.22)           (0.03)
                                                          =============    =============    =============
WEIGHTED AVERAGE SHARES OUTSTANDING,
INCLUDING COMMON STOCK EQUIVALENTS, BASIC                        17,405           17,244           17,244
                                                          =============    =============    =============
WEIGHTED AVERAGE SHARES OUTSTANDING,
INCLUDING COMMON STOCK EQUIVALENTS, DILUTED                      17,405           17,244           17,244
                                                          =============    =============    =============


The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 8.499 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, US dollars.

                                   OLICOM A/S

                      Condensed Consolidated Balance Sheets
                                 (In thousands)

                                                           DECEMBER 31,      MARCH 31,      MARCH 31,
                                                              2001             2002           2002
                                                          -------------   -------------   -------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                               DKK             DKK            USD
ASSETS                                                      (Audited)      (Unaudited)     (Unaudited)
Current assets:
     Cash and cash equivalents                                  148,288         156,289   $      18,389
     Restricted cash                                             21,679          15,667           1,843
     Accounts receivable                                            638             150              18
     Prepaid expenses and other current assets                   53,356          46,158           5,431
                                                          -------------   -------------   -------------
Total current assets                                            223,961         218,264          25,681

Long-term assets                                                  3,677           3,010             354

     Investments, property and equipment, net                       969             769              91
     Investments in affiliated companies                         58,291          58,741           6,911
                                                          -------------   -------------   -------------
TOTAL ASSETS                                                    286,898         280,784          33,037
                                                          =============   =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                    42,551          40,553   $       4,771
                                                          -------------   -------------   -------------

Total current liabilities                                        42,551          40,553           4,771

Shareholders' equity                                            244,347         240,231          28,266
                                                          -------------   -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      286,898         280,784          33,037
                                                          =============   =============   =============


The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 8.499 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, US dollars.



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Investments in Affiliated Companies as of March 31, 2002

                                            SHAREHOLDING            INVESTMENT
                                            (NON-DILUTED)           (DKK 1,000)
                                      ------------------------ --------------------
Danacell                        A/S             13.0%                           929
Decuma                           AB              8.5%                         4,984
GoPinocchio                     ApS             28.2%                         3,560
Hymite                          A/S             16.9%                         9,000
ITE                             ApS             50.0%                        10,000
LH Comlog                       A/S             14.5%                         6,250
Mobite                          A/S             17.2%                         8,238
Scalado                          AB             22.2%                         6,431
Sifira                          A/S             50.7%                        11,793
Vizion Factory e-Learning       A/S              4.8%                         5,000
                                       ------------------------ --------------------
INVESTMENTS IN TOTAL                                                         66,185
Write-down                                                                  (7,444)
Write-up                                                                          0
INVESTMENTS IN AFFILIATED COMPANIES                                          58,741
                                                                --------------------





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